SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-32998

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K  ☐  Form 20-F  ☐   Form 11-K  ⌧  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Energy Services of America Corporation

Former name if applicable:

Address of principal executive office (Street and Number):  75 West Third Avenue

City, state and zip code: Huntington, West Virginia 25701

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy Services of America Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2023 (the “March 2023 Form 10-Q”) by the prescribed due date.

As previously disclosed in the Company’s Current Report on Form 8-K filed on May 15, 2023, the Company intends to file (a) an amended Annual Report on Form 10-K for the fiscal year ended September 30, 2022 (the “2022 Form 10-K”), containing restated audited consolidated financial statements for the fiscal years ended September 30, 2022 and 2021, as well as selected restated unaudited consolidated financial statement data for the quarterly period ended June 30, 2021 and the quarterly periods in the fiscal year ended September 30, 2022, and (b) an amended Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2022 (the “December 2022 Form 10-Q”), containing restated unaudited consolidated financial statements for the period, as soon as practicable.

The Company expects to finalize the March 2023 Form 10-Q after the 2022 Form 10-K and the December 2022 Form 10-Q have been filed.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Charles P. Crimmel	(304)	522-3868
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Energy Services of America Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2023	By:	/s/ Charles P. Crimmel Charles P. Crimmel Chief Financial Officer